UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                      to
Commission file number 0-10436

A.	Full title of the plan and the address of plan, if different from that of the issuer named below
L.B. Foster Company 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
L.B. FOSTER COMPANY
415 Holiday Drive
Suite 100
Pittsburgh, PA 15220

L.B. Foster Company
401(k) and Profit Sharing Plan
Financial Statements
and Supplemental Schedule
December 31, 2021 and 2020 and the
Year Ended December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee of L.B. Foster Company and the Participants in
the L.B. Foster Company 401(k) and Profit Sharing Plan

Opinion on the 2021 Financial Statements
We have audited the accompanying statement of net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan (Plan) as of December 31, 2021, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the 2021 financial statements). In our opinion, the 2021 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion on the 2021 Financial Statements
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2021 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the 2021 financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the 2021 financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the 2021 financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the 2021 financial statements. We believe that our audit provides a reasonable basis for our opinion.

2021 Supplemental Information
The accompanying schedules of Delinquent Participant Contributions and of Assets (Held at End of Year) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2021 financial statements. The 2021 supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the 2021 supplemental information reconciles to the 2021 financial statements or to the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the 2021 supplemental information. In forming our opinion on the 2021 supplemental information, we evaluated whether the 2021 supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the 2021 supplemental information is fairly stated, in all material respects, in relation to the 2021 financial statements as a whole.

Other Matter - Auditor’s Report on the 2020 Financial Statements
The 2020 financial statements of the Plan were audited by predecessor auditors whose report dated June 22, 2021, expressed an unmodified opinion on those financial statements.

We have served as the Plan’s auditor since 2022.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 22, 2022

Report of Independent Registered Public Accounting Firm

To the Investment Committee of L.B. Foster Company and the Participants in the L. B. Foster Company 401(k) and Profit Sharing Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the L.B. Foster Company 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We served as the Plan's auditor from 2019 to 2021.

Pittsburgh, Pennsylvania
June 22, 2021

L.B. Foster Company
401(k) and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments, at fair value	$91,737,089	$87,645,800
Receivables:
Notes receivable from participants	1,350,334	1,562,399
Contributions receivable from employer	—	42,332
Contributions receivable from employees	—	96,254
Total receivables	1,350,334	1,700,985
Net assets available for benefits	$93,087,423	$89,346,785
See accompanying notes.

L.B. Foster Company
401(k) and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021

Additions
Investment income:
Interest and dividends	$7,439,760
Net appreciation in fair value of investments	4,672,544
Total investment income	12,112,304
Interest income from notes receivable from participants	80,047
Contributions:
Employee	3,499,000
Employer	1,517,653
Rollover	257,843
Total contributions	5,274,496
Total additions	17,466,847
Deductions
Deductions from net assets attributable to:
Benefit payments	13,672,835
Administrative expenses	53,374
Total deductions	13,726,209
Increase in net assets available for benefits	3,740,638
Net assets available for benefits, beginning of year	89,346,785
Net assets available for benefits, end of year	$93,087,423
See accompanying notes.

L.B. Foster Company
401(k) and Profit Sharing Plan
Notes to Financial Statements
December 31, 2021 and 2020
1. Description of Plan
The following brief description of the L.B. Foster Company 401(k) and Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.
General
The Plan is a defined contribution plan extended to all eligible employees of L.B. Foster Company (the “Company”) who have attained age 18. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions and Forfeitures
Contributions under the Plan are made by both the participants and the Company. Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code (the “Code”) limitations. Participant and Company contributions are invested in accordance with participant elections.
The Plan includes a provision for an immediate Company match. The Plan’s participants receive a Company match of 100% of the first 3% of their eligible compensation and 50% of the next 2% of their compensation for a maximum Company match of 4%. To be eligible for the Company’s matching contributions, participants must make pre-tax deferral contributions or Roth 401(k) after-tax deferral contributions. The Plan will match the combined total of these participant deferrals up to the matching limit.
The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year, except those participants that become disabled, retire, or become deceased in that year. Discretionary profit-sharing contributions are directed into eligible participant accounts based on the participants’ investment elections at the time the contribution is made. There were no discretionary profit-sharing contributions approved for 2021.
Participant Accounts
Each participant account is credited with the participant’s contributions, the participant’s allocable share of Company contributions, and related earnings (losses) of the funds. Participant accounts may be invested in 10% increments into Company stock, which is capped at 15%, or any of the mutual funds available under the Plan or other investment securities through a self-directed brokerage option at the direction of the participant.
Vesting
A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions, (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, and (c) related earnings (losses). Effective January 1, 2020, participants are immediately vested in the Company’s matching contributions. Prior to January 1, 2020, participants were fully vested in the Company’s matching contributions after two years of service. Participants are fully vested in the Company’s discretionary profit sharing contributions, if any, after two years of eligible service.
Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his or her participant account immediately upon such event.
The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with non-vested employer matching contributions. At December 31, 2021 and 2020, forfeitures of $22,813 and $13,883, respectively, were available to pay administrative expenses or fund Company contributions. During the year ended December 31, 2021, the Company utilized forfeitures of approximately $26,542 to pay administrative expenses of the Plan, with no amounts used to reduce Company contributions.
Benefit Payments
Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year the distribution occurs and that the participant has at least five years of service. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance.
As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date. See also Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) below.
Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed and discretionary contributions, and related earnings.
Notes Receivable from Participants
A participant may borrow from the vested portion of his or her account, subject to a minimum of $1,000 and a maximum of $50,000. See also the CARES Act below. The loan proceeds are deducted from the participant’s account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid early without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loans carry a reasonable interest rate based on the prime rate plus 1% on the date the loan is requested and remains fixed for the full term of the loan. Interest rates ranged from 4.25% to 6.50% at December 31, 2021.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan's provisions.
SECURE and CARES Act
In December 2019, the Setting Every Community Up for Retirement Enhancement (“SECURE Act”) was signed into law, related to required minimum distributions and the limitation of life-time or “stretch” distributions to remain compliant under the applicable laws and regulations. These provisions are effective beginning January 1, 2020. Participants should consult the Plan document or Summary Plan Description for additional information.
On March 27, 2020, the CARES Act was signed into law which provides plan, plan sponsor, and participant relief in response to the pandemic. In May 2020, The Committee agreed to implement the provisions of the CARES Act as it relates to the Plan.
The primary features within these provisions provide for the waiving of required minimum distributions for the 2020 plan year and for participants with loans due in 2020 to have the ability to delay repayments for one year. Additionally, the CARES Act provisions approved by the Committee provide for significant changes to new loans and distributions. Loan limits are increased to the lesser of $100,000 or 100% of participants’ vested account balances through September 27, 2020. For distributions, participants negatively impacted by COVID-19 can withdraw up to $100,000 without being charged a 10% early withdrawal penalty for the 2020 plan year. The mandatory 20% tax withholding for such distributions is also suspended.
2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.
As of December 31, 2020, the Plan had investments of approximately $9.4 million that were concentrated in one fund.

Valuation of Investments and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in Company stock, self-directed brokerage accounts, managed income portfolio funds, and mutual funds consisting primarily of stocks and bonds.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2021 or 2020. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Benefit Payments
Benefit payments are recorded upon distribution of proceeds to a Plan participant.
Administrative Expenses
The Company, as provided by the Plan, pays certain expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employees receive compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.
3. Income Tax Status
The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated June 30, 2020 stating that the form of the Plan is qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The earliest year open to U.S. Federal examination is 2018. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4. Fair Value Measurements
The Plan applies the provisions of the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement” (“ASC 820”), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:
•Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.
•Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.
•Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.
There have been no changes in the methodologies used at December 31, 2021 and 2020. The following is a description of the investments and valuation methodologies used for assets measured at fair value:
Common stock
The Company's common stock is valued daily at the closing price reported on the active market.
Mutual funds
Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

Stable value collective trust funds
Fidelity Managed Income Portfolio Class 1 (“MIP CL 1 Fund”) and Putnam Stable Value Fund (“Putnam”) are stable value collective trust funds available to the Plan. The Plan uses the net asset value (“NAV”) per share of the funds provided by the trustee of the funds as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the funds, the trustee reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The funds’ units are issued and redeemed daily at the constant NAV of $1 per unit.
Self-directed brokerage accounts
Accounts primarily consist of publicly traded cash reserves, common stocks, preferred stocks, and publicly traded partnerships and trusts that are valued on the basis of readily determinable market prices.
Fair value hierarchy
Investments, stated at fair value, included in the statements of net assets available for benefits consisted of mutual funds totaling $84,916,887 and $82,027,549, the self-directed brokerage accounts of $4,806,275 and $3,252,838, the Company’s common stock fund of $1,084,744 and $1,321,601 and the Company’s stock purchase account of $2,448 and $2,421 as of December 31, 2021 and 2020, respectively. These investments are valued based upon daily unadjusted quoted prices and, therefore, are considered Level 1 fair value measurements.
Excluded from the fair value disclosure above, the investment in the stable value collective trust funds are measured at NAV per share as a practical expedient. The NAV as of December 31, 2021 and 2020 for the investment was $926,735 and $1,041,391, respectively. There were no unfunded commitments in regards to the stable value collective trust funds as of December 31, 2021 and 2020.
5. Reconciliation of Financial Statements to Form 5500
The Form 5500 has been prepared using the fair value of the underlying investments held by the stable value collective trust funds, instead of using NAV as the practical expedient to estimate fair value (see Note 4). The following is a reconciliation of the net assets available for benefits per the financial statements to Schedule H of Form 5500 as of December 31:

2020
Net assets available for benefits per financial statements	$89,346,785
Adjustment from contract value to fair value for interest in stable value collective trust funds relating to fully benefit-responsive investment contracts	36,474
Net assets available for benefits per Form 5500	$89,383,259
6. Transactions with Parties-in-Interest
Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Company is the plan sponsor, and therefore, transactions with the Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions. The Plan also invests in Company stock. At December 31, 2021 and 2020, the Plan held an aggregate of 78,890 and 85,847 shares of the Company's common stock valued at $1,084,744 and $1,321,601 respectively. There were no dividends received on the Company’s common stock during 2021. During 2021, the Plan purchased 7,733 shares of the Company's common stock at an aggregate cost of approximately $50,999, which includes an investment loss on the Company’s common stock of $74,161, and sold 16,657 shares of the Company’s common stock for proceeds of approximately $287,856.
7. Delinquent Participant Contributions
For the years ended December 31, 2021 and 2020 the Company did not remit certain participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely, remittances identified on the Schedule of Delinquent Participant Contributions, which totaled $443,559 and $372,640 in 2021 and 2020 respectively, were corrected outside of the Department of Labor Voluntary Fiduciary Correction Program in 2022 and 2020, respectively. Additionally, the Company is required to compensate participants for lost earnings resulting from the delay in these participant contributions which occurred as part of the corrective contributions.

Supplemental Schedule
L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Years Ended December 31, 2021 and 2020

		Total that Constitute Nonexempt Prohibited Transactions
The Year Ended	Participant Contributions Transferred Late to the Plan (1)	Contributions not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
December 31, 2021	$443,599	$—	$443,599	$—	$—
December 31, 2020	$372,640	$—	$372,640	$—	$—

(1) Amount includes participant loan repayments.

Supplemental Schedule
L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	Fidelity Investments:
*	Government Income Fund	Mutual fund	N/A	$784,351
*	Balanced Fund – Class K	Mutual fund	N/A	3,642,828
*	Low Price Stock Fund – Class K	Mutual fund	N/A	3,345,736
*	International Discovery Fund – Class K	Mutual fund	N/A	2,500,351
*	Capital Appreciation Fund – Class K	Mutual fund	N/A	1,807,823
*	Contrafund – Class K	Mutual fund	N/A	3,840,411
*	Extended Market Index Fund	Mutual fund	N/A	2,446,265
*	International Index Fund	Mutual fund	N/A	1,210,127
*	Small Cap Index Fund	Mutual fund	N/A	407,938
*	U.S. Bond Index Fund	Mutual fund	N/A	1,332,957
*	500 Index Fund	Mutual fund	N/A	7,078,685
*	Freedom Income Fund – Class K	Mutual fund	N/A	10,190
*	Freedom 2005 – Class K	Mutual fund	N/A	10,613
*	Freedom 2010 – Class K	Mutual fund	N/A	124,094
*	Freedom 2015 – Class K	Mutual fund	N/A	312,801
*	Freedom 2020 – Class K	Mutual fund	N/A	5,579,224
*	Freedom 2025 – Class K	Mutual fund	N/A	3,879,765
*	Freedom 2030 – Class K	Mutual fund	N/A	9,537,934
*	Freedom 2035 – Class K	Mutual fund	N/A	3,854,529
*	Freedom 2040 – Class K	Mutual fund	N/A	4,448,940
*	Freedom 2045 – Class K	Mutual fund	N/A	3,549,746
*	Freedom 2050 – Class K	Mutual fund	N/A	3,017,007
*	Freedom 2055 – Class K	Mutual fund	N/A	2,016,227
*	Freedom 2060 – Class K	Mutual fund	N/A	835,263
*	Freedom 2065 – Class K	Mutual fund	N/A	207,328
*	Government Money Market Fund	Mutual fund	N/A	2,116,943
*	Managed Income Portfolio Fund – Class 1	Stable value collective trust fund	N/A	926,731
	Putnam Stable Value Fund	Stable value collective trust fund	N/A	4
	Glenmede Small Cap EQ IS Fund	Mutual fund	N/A	1,193,857
	MFS Value Fund – Class R6	Mutual fund	N/A	2,476,028
	PGIM Jennison Mid-Cap Growth Fund – Class R6	Mutual fund	N/A	2,588,243
	Janus Henderson Triton Fund – Class N	Mutual fund	N/A	1,220,647
	PIMCO Total Return Fund	Mutual fund	N/A	2,559,832
	PIMCO Real Return Fund Institutional Class	Mutual fund	N/A	975,685
	AS SPL Small Cap Value - Class R6	Mutual fund	N/A	876,117
	Invesco Developing Markets Fund - Class R6	Mutual fund	N/A	879,578
	Touchstone Large Cap Focused Fund – Class A	Mutual fund	N/A	4,248,824
	Self Directed Brokerage Account	Various	N/A	4,806,275
				$90,649,897

L.B. Foster Company
401(k) and Profit Sharing Plan

EIN #25-1324733 Plan #201

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost	(e) Fair Market Value
	L.B. Foster Company:
*	Stock Fund	Common stock	N/A	$1,084,744
*	Stock Purchase Account	Stock Purchase Account	N/A	2,448
				1,087,192
*	Participant loans	Participant loans, interest rates ranging from 4.25% to 6.50%, maturities ranging from one to ten years	$—	1,350,334
				$93,087,423

*	Party in interest as defined by ERISA.
N/A	Cost omitted for participant directed investments.

EXHIBIT INDEX

Exhibit number	Description
*23.1	Consent of Independent Registered Public Accounting Firm.

*23.2	Consent of Independent Registered Public Accounting Firm.

* Exhibits marked with an asterisk are filed herewith.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L.B Foster Company 401(k) and Profit Sharing Plan
(Name of Plan)

Date:	June 22, 2022	/s/ Brian H. Kelly
Brian H. Kelly
Senior Vice President -
Human Resources and Administration